Legal Name	Jurisdiction of Incorporation
Repustate, Inc.	Canada

Simply Measured, Inc.	Washington

Sprout Social, Inc.	Singapore

Sprout Social Limited	Ireland

Sprout Social Canada, Limited	Canada

Sprout Social Philippines, Inc.	Philippines

Sprout Social Poland	Poland

Sprout Social UK Limited	England and Wales

Tagger Media, Inc.	Delaware

TTAGG, Inc.	Delaware